                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           ARIELY ADVERTISING LIMITED

                                (Name of Issuer)


     Ordinary Shares, Nominal Value 1.00 NIS (New Israeli Shekels) Per Share

                         (Title of Class of Securities)


                                   000M149501

                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                              New York, N.Y. 10019
                                  212-841-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 26, 1997

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                Page 1 of 6 Pages

CUSIP No. 000M149501                   13D                     Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Publicis S.A.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)
     WC, OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     France
--------------------------------------------------------------------------------
   Number of     7   Sole Voting Power
    Shares           1,607,492
                ----------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned by          0
                ----------------------------------------------------------------
     Each        9   Sole Dispositive Power
   Reporting         1,607,492
                ----------------------------------------------------------------
  Person With    10  Shared Dispositive Power
                     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,607,492
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     53.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

CUSIP No. 000M149501                   13D                     Page 3 of 6 Pages

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Publicis Worldwide, B.V.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)
     WC, OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     The Netherlands
--------------------------------------------------------------------------------
   Number of     7   Sole Voting Power
    Shares           1,607,492
                ----------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned by          0
                ----------------------------------------------------------------
     Each        9   Sole Dispositive Power
   Reporting         1,607,492
                ----------------------------------------------------------------
  Person With    10  Shared Dispositive Power
                     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,607,492
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     53.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

            This Amendment No. 1 amends and supplements the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on September 26, 1997 (the "Schedule 13D") by Publicis S.A. and Publicis Worldwide, B.V. (together, "Publicis"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby supplemented as follows:

            In December 1997, Publicis purchased an additional 80,832 Ordinary Shares at an aggregate purchase price of $213,276.46, including payment of commissions. The purchase of these shares was funded from working capital.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

            (a) As of the close of business on December 30, 1997, Publicis beneficially owned (i) 1,607,492 Ordinary Shares of the Issuer and (ii) options to purchase an additional 500,000 shares. Such 1,607,492 Ordinary Shares represented approximately 53.5% of the outstanding shares of the Issuer, based on the 3,004,000 shares outstanding as of July 28, 1997. Such options to purchase an additional 500,000 shares represented approximately 16.64% of the outstanding shares of the Issuer.

            Publicis acquired beneficial ownership of 1,526,660 shares and of options to purchase an additional 500,000 shares pursuant to the Agreement among Publicis, the Issuer and the Shareholders. Publicis acquired beneficial ownership of an additional 80,832 shares as specified in section (c) below.

            To the knowledge of Publicis, none of Publicis's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

            (b) Publicis has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,607,492 shares.

            (c) The following table sets forth the transactions involving shares of the Issuer which have been effected by Publicis within the past sixty days. These transactions were market purchases effected in the over-the-counter market.

          Trade Date        No. of Shares           Price per Share ($)
          ----------        -------------           -------------------
            12/18              1,250                      2.375
            12/18                500                      2.375
            12/22             10,764                      2.1875
            12/22                390                      2.375
            12/22              1,400                      2.375
            12/23             10,764                      2.4375
            12/26             10,764                      2.625
            12/29             20,000                      2.625
            12/30             25,000                      2.875


            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,607,492 shares.

            (e) Not applicable.


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                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 9, 1998              PUBLICIS S.A.

                                    By: /s/ Maurice Levy
                                        Maurice Levy
                                        President of Directoire and
                                        Chief Executive Officer



                                    PUBLICIS WORLDWIDE B.V.

                                    By: /s/ Jean-Paul Morin
                                        Jean-Paul Morin
                                        Director


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